Exhibit 1.02

CONFLICT MINERALS DISCLOSURE and REPORT

For the Year Ended December 31, 2013

Introduction

This report for the year ended December 31, 2013 has been prepared by Sonus Networks, Inc. (the “Company” or “Sonus”) to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended.  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement due diligence and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively, “3TG” or “Conflict Minerals”). These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Conflict Minerals Policy

Sonus has adopted the following Conflict Minerals Policy and communicated such policy to our suppliers:

Sonus Networks, Inc. and its subsidiaries (“Sonus”) are committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility.  There has been increased awareness of violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region,” which is situated in the eastern portion of the Democratic Republic of the Congo (“DRC”) and its surrounding countries.

Sonus is committed to complying with the OECD Due Diligence Guidelines for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, as well as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which aims to prevent the use of certain minerals that directly or indirectly finance or benefit armed groups in the DRC or in adjoining countries (“conflict minerals”).

While Sonus does not source metals directly from mines or smelters, we will use industry best practice to work to trace conflict minerals to their sources through several layers in our supply chain.  As part of our commitment to treat all people with integrity and respect, Sonus will work with our key suppliers and will try to use conflict-free sources of materials.  Sonus will continue to report on our progress towards using conflict-free sources of these materials as required by law.

This policy is available at the Investor Relations-Corporate Governance section of the Company’s website at http://investors.sonusnet.com.  Further, to the extent any employee, officer or director has concerns or grievances about the Company’s potential use of Conflict Minerals, such individual is urged to contact his or her manager, the Company’s Chief Financial Officer, the General Counsel or other member of senior management, the Employee Hotline (which can be used on an anonymous basis) or the Audit Committee.

2013 Sonus Products

This report covers the following Sonus products (the “2013 Sonus Products”) for which Sonus sent out its supply-chain surveys to all suppliers for such products, as described in detail below in the Due Diligence Process section:

•                  Sonus SBC 5100/5110 Session Border Controllers

•                  Sonus SBC 5200/5210 Session Border Controllers

•                  Sonus SBC 9000 Session Border Controllers

•                  Sonus GSX9000 Open Services Switch

•                  Sonus Network Management Solutions

Due Diligence Process

Sonus has determined that 3TG are necessary to the functionality or production of products manufactured or contracted to be manufactured by the Company.  The Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the Conflict Minerals in our 2013 Sonus Products originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”) and whether the Conflict Minerals are from recycled or scrap sources.  Based on our RCOI, we know or have reason to believe that some of the Conflict Minerals in our 2013 Sonus Products originated in the Covered Countries and are not from recycled or scrap sources.

In accordance with the Rule, Sonus undertook due diligence on the source and chain of custody of the Conflict Minerals in the Company’s 2013 Sonus Products that originated or may have originated in the Covered Countries.  The Company’s due diligence measures were designed to conform, in all material respects, to the internationally recognized due diligence framework in The Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements.

Sonus engaged Flextronics (“Flextronics”), one of its contract manufacturers, to assist with its Conflict Minerals compliance efforts, which is overseen by the Sonus Operations Program Manager and supported and sponsored by our Vice President of Manufacturing and Supply Chain as well as other executive officers.  Weekly status meetings are held between Sonus and Flextronics, with Sonus management receiving status updates on progress and due diligence efforts on a regular and timely basis.  Flextronics is a global leader and a leading end-to-end supply chain solutions company that delivers design, engineering, manufacturing and logistics services to a range of industries and end-markets.

Sonus due diligence measures included conducting a supply-chain survey with in-scope suppliers using the template developed by the Electronic Industry Citizenship Coalition (“EICC”) and The Global e-Sustainability Initiative (“GeSI”), known as the CFSI Reporting Template (the “Template”). In scope suppliers were determined by excluding the following: (1) suppliers of Network Equipment Technologies, Inc. and Performance Technologies, Incorporated, companies acquired by Sonus; (2) suppliers who provided products outside the supply chain as of January 31, 2013; and (3) suppliers who provided products in which Sonus had no influence over the design, materials, parts, ingredients or components included in that product. The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It included questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contained questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. The Company also compared the smelters and refiners identified by suppliers via the Template against the smelter facilities identified on the EICC/GeSI Conflict Free Smelter (“CFS”) program lists for 3TG that participated in an independent third party smelter audit. Untimely or incomplete responses as well as inconsistencies within the data reported by suppliers were addressed directly with respective suppliers to provide the required and/or revised responses.

Diligence Results

Sonus contacted 100% of in-scope suppliers for the 2013 Sonus Products and received some degree of a response for approximately 85% of the supplier population surveyed. Of that 85%, approximately 76% of the suppliers provided completed responses to the survey. The large majority of the completed responses received provided conflict mineral data and declaration at a “Company Level” (supplier/company declaration represents all the suppliers products) or “Divisional Level” (supplier/company declaration represents all the supplier products from a division of the company).  As a result, we are unable to determine whether any of the Conflict Minerals reported by the suppliers were contained in specific components or parts supplied to us.

Further, while our suppliers identified certain of the smelters and refiners that provided Conflict Minerals, the responses did not provide specific information regarding the smelters or refiners of the Conflict Minerals in the particular components used in our products.  On account of this lack of information, Sonus is unable to determine and describe the facilities used to process those necessary Conflict Minerals or their country of origin for the reporting period.

In accordance with OECD Guidance and the Rule, this report is available on our Investor Relations — Corporate Governance section of our website at http://investors.sonusnet.com.

Risk Mitigation Steps to be taken for 2014 Due Diligence

Sonus intends to take the following steps during the next compliance periods to improve the due diligence conducted to further mitigate the risk that its necessary Conflict Minerals benefit armed groups in the DRC or adjoining countries:

•                  Seek additional ways to improve quality and quantity of supplier response rates;

•                  Continue to work with suppliers and better educate them on the process;

•                  Compare RCOI results to information collected via independent conflict free smelter validation programs such as EICC/GeSI Conflict Free Smelter program;

•                  Continue to adhere to the OECD Due Diligence Guidance; and

•                  Seek to work with suppliers who use appropriate due diligence methods and have continuous monitoring of both the direct and indirect supply chain to avoid procurement or use of Conflict Minerals.

Audit

An independent private sector audit was not required for reporting year 2013.

Important Information Regarding Forward-Looking Statements

The information in this report contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties.  All statements other than statements of historical facts contained in this report, including statements in the section “Risk Mitigation Steps to be taken for 2014 Due Diligence,” are forward-looking statements.  Without limiting the foregoing, the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “expectations”, “intends”, “may”, “plans”, “seeks”, “projects” and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.  Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.

Sonus therefore cautions readers against undue reliance on any of these forward-looking statements.  Any forward-looking statement made by Sonus in this report speaks only as of the date of this report.  Sonus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.